SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ___________________

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                            EMCOR Group, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                29084Q100
                             (CUSIP Number)

          Mr. Howard P. Berkowitz           (212) 664-0990
          HPB Associates, L.P.              888 Seventh Avenue
                                      New York, New York 10106
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                            August 6, 1996
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                           Page 1 of 9 Pages

                                      13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     HPB Associates, L.P.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER              427,302

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         427,302
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 427,302

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)            4.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 Pages

                                      13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.         HPB Group, L.L.C.
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             427,302 (all shares are
                           owned for the account of HPB Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         427,302 (all shares are
                           owned for the account of HPB Associates, L.P.)

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                427,302 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 4.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 Pages

                                      13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Howard P. Berkowitz
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             427,302 (all shares are
                           owned for the account of HPB Associates, L.P.)
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        427,302 (all shares are
                           owned for the account of HPB Associates, L.P.)

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                427,302 (all shares are
                           owned for the account of HPB Associates, L.P.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                 4.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 9 Pages

                                     13D
CUSIP No.  29084Q100
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Terry O'Connor
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS                             PF

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                1,500
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER           1,500

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                 1,500

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                  0.016%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                       IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 5 of 9 Pages

            This statement on Schedule 13D ("Schedule 13D"), initially filed on July 8, 1996, by HPB Associates, L.P., a Delaware limited partnership (the "Partnership"), HPB Group, L.L.C., a Delaware limited liability company ("HPB Group"), Howard P. Berkowitz and Terry O'Connor relating to the Common Stock (the "Common Stock") of EMCOR Group, Inc., a Delaware corporation (the "Company"), is hereby amended by this Amendment No. 1 to the Schedule 13D as follows:


Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by the Partnership herein was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 32,802 shares of Common Stock purchased by the Partnership since the initial filing of the
Schedule 13D was $528,657.50. The amount of proceeds from sales of Common Stock made since the initial date of filing of the Schedule 13D was $3,265,062.50.

                         Page 6 of 9 Pages

Item 5.   Interest in Securities of the Issuer

             Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

            (a) As of the close of business on August 9, 1996, (i) the Partnership owned, within the meaning of Rule 13d-3 under the Exchange Act, 427,302 shares of the Common Stock representing approximately 4.5% of the outstanding shares of Common Stock (based upon 9,512,636 shares of Common Stock reported to be outstanding at July 31, 1996 in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended
June 30, 1996) and (ii) Terry O'Connor owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,500 shares of the Common Stock representing approximately 0.16% of the outstanding shares of Common Stock (based upon 9,512,636 shares of Common Stock reported to be outstanding at July 31, 1996 in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended June 30, 1996). HPB Group, as sole managing partner of the Partnership, and Mr. Berkowitz, as Senior Managing Member of HPB Group, may be deemed the beneficial owner of the 427,302 shares of Common Stock held by the Partnership.

            (b) The Partnership has the sole power to vote and dispose of 427,302 shares of the Common Stock owned by it, which power may be exercised by its managing partner, HPB Group and by Mr. Berkowitz as the Senior Managing Member of HPB Group. Mr. O'Connor has the sole power to vote and dispose of 1,500 shares of the Common Stock owned by him.

            (c) The trading dates, number of shares of Common Stock purchased, number of shares of Common Stock sold and the price per share for all transactions in the Common Stock by the Partnership since the date of the initial filing of the Schedule 13D are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the Nasdaq National Market.

            (d) Not applicable.

            (e) The Partnership, HPB Group, Mr. Berkowitz and Mr. O'Connor ceased to be the beneficial owners of more than five percent of the Common Stock on August 6, 1996.

                            Page 7 of 9 Pages

                              SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 9, 1996

                              HPB ASSOCIATES, L.P.

                              By:  HPB GROUP, L.L.C.,
                                   its general partner

                                   By:/s/ HOWARD P. BERKOWITZ
                                        Howard P. Berkowitz
                                        Senior Managing Member


                              HPB GROUP, L.L.C.

                              By: /s/ HOWARD P. BERKOWITZ
                                   Howard P. Berkowitz
                                   Senior Managing Member



                              /s/ HOWARD P. BERKOWITZ
                              Howard P. Berkowitz



                              /s/ TERRY O'CONNOR
                              Terry O'Connor

                         Page 8 of 9 Pages

                           SCHEDULE A

       Transactions in the Common Stock By The Partnership


 Date       Price     Number of    Number of      Total Amount
Traded       Per      Shares of    Shares of
            Share       Common       Common
                        Stock        Stock
                      Purchased      Sold


07/08/96   16.1250        10,000                   161,250.00
07/09/96   16.2500         7,902                   128,407.50
07/10/96   16.2500         4,900                    79,625.00
07/12/96   15.9375        10,000                   159,375.00
07/31/96   16.3750                  102,500     (1,678,437.50)
08/06/96   15.6250                  100,000     (1,562,500.00)



                       Page 9 of 9 Pages